Forward Funds

Response to Item 77E

SUB-ITEM 77E: Legal Proceedings

Lehman Brothers Holdings Inc. Adversary Proceeding: The Investment Grade Fixed-Income Fund is a named noteholder defendant in connection with a pending adversary proceeding in the United States Bankruptcy Court for the Southern District of New York (Docket No. 10-03547 (JMP)) (the “Adversary Proceeding”). The Adversary Proceeding is brought by Lehman Brothers Special Financing Inc. and names as defendants the issuers of certain asset-backed securities (the “Issuer Defendants”), the trustees for such securities, and certain of the investors in the securities who allegedly received distributions that the plaintiff is asserting should have been distributed to the plaintiff. The claims alleged include preference and avoidance claims under Sections 547, 548 and 549 of the Bankruptcy Code, and all seek return of the distributions received by the defendants. The complaint does not contain a specific monetary demand concerning the Investment Grade Fixed-Income Fund. The Adversary Proceeding is currently stayed pursuant to an order of the Bankruptcy Court. The Investment Grade Fixed-Income Fund has been advised that it received, in the aggregate of $1,256,224 from one Issuer Defendant. At this stage in the proceedings, the Investment Grade Fixed-Income Fund is not able to make a reliable prediction as to the outcome of the lawsuit or the effect, if any, on the Investment Grade Fixed-Income Fund’s net asset value.